NXT GRANTS COMMON SHARE OPTIONS TO INSIDER AND OPTION RE-PRICING

Monday, February 28, 2011

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") announces the grant of 150,000 incentive stock options to an insider pursuant to the Company's Stock Option Plan (“Option Plan”).  The grant is made to a member of the management team as part of a total compensation package as approved by the compensation committee of the board.  50,000 of these options vest immediately with the balance vesting over a two (2) year period.  These options expire three (3) years from the date of grant and are exercisable at a price of Cdn. $0.53 per share.

In addition the Company wishes to announce the re-pricing of 1,615,000 options that were previously issued to insiders.  This re-pricing was approved by disinterested shareholders at the Company’s Annual General Meeting held on December 8, 2010 and subsequently the Company’s submission was “accepted for filing” by the TSX Venture Exchange.  All re-priced options are now exercisable at a price of Cdn. $0.63 per share.  All other terms of these option grants remain unchanged.

As at February 25, 2011 the Company had 34,002,396 common shares issued and outstanding and 3,400,240 shares reserved for issuance under the Option Plan.  Subsequent to the option grant announced above the number of shares remaining available for issuance under the plan is 1,045,636.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas assessed with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward‐looking statements. When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward‐looking statements. Forward‐looking statements are subject to a wide range of risks and uncertainties. Any number of factors can cause actual results to differ materially from those in forward‐looking statements. Although the Company believes that its expectations represented by the forward‐looking statements are reasonable there can be no assurance that such expectations will be realized.

For further information contact:

George Liszicasz, President and CEO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchange accept responsibility for the adequacy or accuracy of this release.